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FEB 28 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIDS Trading L.P

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 1603

(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Almerini 908-231-1000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton

(Name – *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor	New York	N.Y.	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Mahoney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIDS Trading L.P., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZOE NORINSKY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NO6172830
Qualified in New York County
My Commission Expires August 20, 2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

BIDS TRADING, L.P.

December 31, 2016

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
BIDS Trading, L.P.

We have audited the accompanying statement of financial condition of BIDS Trading, L.P. (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BIDS Trading, L.P. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 24, 2017

BIDS TRADING, L.P.
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	21,614,867
Accounts receivable		6,440,172
Deposit with clearing broker		251,871
Other assets		765,245
Deferred tax asset		139,157
Due from parent		168,472
Total assets	$	29,379,784
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable		296,163
Due to affiliate		405,513
Due to Parent		1,680,085
Accrued employee compensation and benefits		4,425,302
Other liabilities and accrued expenses		695,167
Total liabilities		7,502,230
PARTNERS' CAPITAL		
General partner		1
Limited partner		21,877,553
Total partners' capital		21,877,554
Total liabilities and partners' capital	$	29,379,784

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

BIDS Trading, L.P. (the "Company") was formed as a Delaware Limited Partnership on June 14, 2006. The Company is an agency broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is owned by BIDS Holdings, L.P. (the "Parent") and BIDS Holdings, G.P., LLC. The Parent is owned by 11 broker/dealers or their affiliates (the "Broker/Dealer Owners"), NYSE Euronext Inc. and Bloomberg L.P. The Broker/Dealer Owners execute trades on which the Company earns brokerage transaction fees. The Parent has developed a proprietary alternative trading system (the "ATS"), which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading between the buy-side and sell-side entities seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions.

BIDS Trading Technologies, Ltd. ("BIDS Canada"), a Canadian corporation registered in the Province of British Columbia, is a wholly owned subsidiary of the Parent and is an affiliate of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

As a partnership, the Company is not subject to U.S. federal, state and local income taxes. In general, each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. The Company is subject to the New York City unincorporated business tax ("UBT").

Income taxes are provided under the provisions of ASC Section 740, "Income Taxes". Deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

For the year ended December 31, 2016, the Company had no uncertain tax positions and, therefore, no reserves for such positions have been included in the Company's financial statements. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: United States - 2013, New York State - 2013, New York City - 2013.

New Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), to clarify the principles for recognizing revenue. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to

clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Based on initial assessment, the Company does not expect the impact upon the adoption of this guidance to be material to its financial statements.

3. VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments, including the accounts receivable, accrued expenses and compensation and accounts payable, approximates the carrying value due to their short term nature.

4. ACCOUNTS RECEIVABLE

The accounts receivable balance at December 31, 2016 was $6,440,172. This consists mainly of brokerage transaction fees receivable. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trend. If it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. Provisions for doubtful accounts are charged to operations at the time management determines that the accounts may become uncollectible. The Company has determined that no reserve was necessary at December 31, 2016 as it believes that all of its accounts receivable will be collected.

5. DEPOSIT WITH CLEARING BROKER

The Company has $251,871 on deposit with its clearing broker. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company or a counterparty's failure to fulfill certain contractual obligations.

6. EMPLOYEE BENEFIT PLAN

The Company's employees participate in a 401(k) profit sharing plan (the "Plan") sponsored by the Parent, which covers substantially all of the employees in the Company. The cost of administering the Plan is borne by the employees, the Company has no obligation relating to the Plan.

7. COMMITMENTS AND CONTINGENCIES

ASC Section 460, "Guarantees", specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The Parent is a party to a lease agreement for office space. Costs for this commitment are allocated to the Company based on usage.

The Company is subject to credit risk should the broker/dealers be unable to pay the amount receivable as reflected on the statement of financial condition. However, the Company does not anticipate non-performance by these counterparties.

The Company maintains its cash primarily with one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a services and expense agreement (the "Agreement") dated December 15, 2006 with its Parent. In connection with the Agreement, the Company may reimburse its Parent for certain expenses paid by the Parent on behalf of the Company. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as additional capital contribution by the Parent to the Company.

On April 1, 2011, the Agreement was revised to include a monthly service fee, as well as a monthly license fee, in addition to the ability to continue acting as paymaster for certain expenses.

On January 1, 2011, the Company entered into an additional services and expense agreement (the "Reverse Agreement") which allows Parent to reimburse the Company for certain expenses paid by the Company on behalf of the Parent. The Reverse Agreement also allows the right of offset of any expenses against any amount owed by the Parent to the Company.

The Parent paid and allocated expenses on behalf of the Company. The basis of the allocations are determined in accordance with the Agreement and is based on estimates of time spent and space utilized by the Parent and the Company. Additionally, the Parent charged the Company licensing fees and service fees.

Under the terms of the Reverse Agreement, the Company paid expenses on behalf of the Parent and allocated expenses to the Parent. The basis of the allocation is determined in accordance with the Reverse Agreement and is based on time spent and space utilized by the Parent and the Company. As of December 31, 2016 the balance due from the Parent was $168,472.

As of December 31, 2016 the balance due to the Parent was $1,680,085.

The Company has entered into an intercompany agreement with BIDS Canada who provides development, support and other services in connection with the ongoing support of the ATS. BIDS Canada charges the Company for its incurred costs plus a 10% mark-up for tax purposes as determined by a transfer pricing analysis that was conducted during the year. At December 31, 2016, the balance due to BIDS Canada was $405,513.

The Company had the following balances with its Broker/Dealer Owners, NYSE Euronext, Inc., Bloomberg, L.P., and their affiliates as of December 31, 2016:

Cash	$ 21,614,867
Accounts receivable	3,791,050
Other assets	261,351
Accounts payable	129,630

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had Net Capital of $14,364,508, which was $13,864,359 in excess of the amount required of $500,149. The ratio of aggregate indebtedness to net capital was .52 to 1.

The Company maintains a proprietary account with the clearing broker with a deposit for errors, accommodations and sundry expense purposes. The Company does not trade for its own account. This account is considered an allowable asset in the computation of net capital pursuant to an agreement between the Company and the clearing broker.

10. INCOME TAXES

At December 31, 2016, the Company has fully utilized its UBT net operating loss carryover from prior years.

As of December 31, 2016, the Company has a deferred tax asset of approximately $139,000 related to accrued compensation.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
BIDS Trading, L.P.

We have reviewed management's statements, included in the accompanying BIDS Trading, L.P. Exemption Report, in which (1) BIDS Trading, L.P. (a Delaware Limited Partnership) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 24, 2017

BIDS Trading, L.P.
111 Broadway, Suite 1603
New York, NY 10006
212.618.2075
tim.mahoney@bidstrading.com

Timothy J. Mahoney
Chief Executive Officer

February 14, 2017

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISION OF SEC RULE 15C3-3

We, as management of BIDS Trading, L.P. ("BIDS" or the "Company") are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (SEC Rule 15c3-3). The following statements are made to our best knowledge and belief: (1) BIDS was designated in its original membership agreement dated December 10, 2008 to operate pursuant to SEC Rule 15c 3-3(k)(2)(ii). In a subsequent membership agreement dated August 6, 2012 BIDS was approved under the provisions of SEC Rule 15c3-3(k)(2)(i), (2) BIDS is approved to operate under the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(i), but it does not operate under nor rely on this exemption as it has not yet commenced self-clearing activities and continues to clear all customer transactions on a fully disclosed basis. Therefore, under informal approval from FINRA, BIDS claims an exemption from and operates under the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(ii), and (3) BIDS has met the identified exemption provision during the period January 1, 2016 through December 31, 2016 without exception.

BIDS Trading, L.P.

By: ______________________
Timothy J. Mahoney
CEO, BIDS Trading, L.P.